VIA EDGAR
September 14, 2005
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. Registration Statement on Form N-2 (File No. 333-127724)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective at 3:00 p.m. on September 15, 2005 or as soon as practicable thereafter.
Very truly yours,

By:	/s/ James E. McKee

Name: James E. McKee Title: Secretary of The Gabelli Equity Trust Inc.